September 19, 2008

Mr. Craig D. Wilson
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	MedLink International, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Filed April 15, 2008
File No. 001-31771

Dear Mr. Wilson:

This letter is being submitted in response to the comments set forth in your letter dated July 22, 2008, to Mr. Ray Vuono, Chief Executive Officer of MedLink International, Inc. with respect to the above referenced filing.

For your convenience, set forth below are the comments from your letter in bold italics, with the Company’s response noted directly below the quoted comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Description of Business

Customer Dependence, page 10

1.
We noted your disclosure that you are dependent on a few major customers. To the extent that any customer accounted for 10 percent or more of your revenue you should revise your footnote disclosures in the financial statements to present the information required by paragraph 39 of SFAS 131.

Response: No customer accounted for 10 percent of more of our revenue. We will omit this disclosure in future filings as it is not applicable to the Company’s current operations and operations as of December 31, 2007.

Management’s Discussion and Analysis or Plan of Operations

Critical Accounting Policies, page 44

2.
We note your statement in this section that “Note 1 to the consolidated Annual Report on Form 10-KSB for the year ended December 31, 2007 describes the significant accounting policies and methods used in the preparation of the consolidated financial statement.” The discussion in this section is meant to supplement the descriptions of accounting policies in the footnotes. Within this section you should:

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•	Identify the types of assumptions that underlie the most significant and subjective estimates;
•	Discuss the sensitivity of those estimates to deviation of actual results from your assumptions; and
•	Describe circumstances that have resulted in revised assumptions in the past

Revise your disclosures to provide meaningful insight into the quality and variability of your critical accounting policies. See SEC Release No 33-8040 and FR-60.

Response:

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Note 1 of the Notes to our consolidated financial statements describes the significant accounting policies used in the preparation of the consolidated financial statements. Certain of these significant accounting policies are considered to be critical accounting policies. A critical accounting policy is defined as one that is both material to the presentation of our financial statements and requires management to make difficult, subjective or complex judgments that could have a material effect on our financial condition and results of operations. Specifically, critical accounting estimates have the following attributes: 1) we are required to make assumptions about matters that are highly uncertain at the time of the estimate; and 2) different estimates we could reasonably have used, or changes in the estimate that are reasonably likely to occur, would have a material effect on our financial condition or results of operations.

Estimates and assumptions about future events and their effects cannot be determined with certainty. We base our estimates on historical experience and on various other assumptions believed to be applicable and reasonable under the circumstances. These estimates may change as new events occur, as additional information is obtained and as our operating environment changes. These changes have historically been minor and have been included in the consolidated financial statements as soon as they became known. Based on a critical assessment of our accounting policies and the underlying judgments and uncertainties affecting the application of those policies, management believes that our consolidated financial statements are fairly stated in accordance with accounting principles generally accepted in the United States, and present a meaningful presentation of our financial condition and results of operations.

We believe the following critical accounting policies reflect our more significant estimates and assumptions used in the preparation of our consolidated financial statements:

Revenue Recognition: Our revenue, to date, has been derived from the sales of our products and services. Revenue is recognized in accordance with the provisions of Staff Accounting Bulletin (SAB) No. 104 “Revenue Recognition in Financial Statements”, which states that revenue is realized or realizable and earned when all of the following criteria are met:

•	persuasive evidence of an arrangement exists,

•	delivery has occurred or services have been rendered,

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•	the seller’s price to the buyer is fixed or determinable, and

•	collectability is reasonably assured.

These conditions are typically met upon installation of the software.   In addition, the Company also charges a monthly maintenance and support fee, which is recognized as revenue at the beginning of each month.

The Company recognizes its multiple element arrangements, including software and software-related services, using the residual method under SOP 97-2, “Software Revenue Recognition,” as amended by SOP No. 98-4, SOP 98-9 and clarified by SAB 104 “Revenue Recognition” and Emerging Issues Task Force 00-21 “Accounting for Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). Key factors in the Company’s revenue recognition model are management’s assessments that installation services are essential to the functionality of the Company’s software whereas implementation services are not; and the length of time it takes for the Company to achieve its delivery and installation milestones for its licensed software. If the Company’s business model were to change such that implementation services are deemed to be essential to the functionality of the Company’s software, the period of time over which the Company’s licensed software revenue would be recognized would lengthen. The Company generally recognizes revenue from the sale of its licensed software and related installation services upon the date of installation. Generally, delivery and installation are achieved in the quarter the contracts are executed, generally within a month. If the period of time to achieve the Company’s delivery and installation milestones for its licensed software were to lengthen, its milestones would be adjusted and the timing of revenue recognition for its licensed software could materially change.

Fair Value of Financial Instruments: We are required to disclose the fair value of financial instruments, which includes cash, accounts receivable, lines of credit and accounts payable and accrued expenses. We consider all highly liquid debt securities with original or remaining maturities of three months of less to be cash equivalents. Based on the relatively short maturity of these current liabilities, we believe that the carrying amounts at December 31, 2007 of our cash and cash equivalents reflect the approximate fair value. The carrying value of long-term debt and convertible promissory notes approximate fair value at December 31, 2007 based upon terms available for companies under similar arrangements

We will will expand relevent disclosures accordingly in future filings with the Commission.

Controls and Procedures, page 44

3.
It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed and annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

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If your management has not et performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required managements report on internal control over financial reporting.

Response: The Company’s management, including its Chief Financial Officer and Chief Executive Officer, did perform an assessment of internal control over financial reporting procedures. The Company failed to properly disclose the findings as defined in the Exchange Act Rules 13a15(e) and 15d-15(e). The Company will update it future filings with the proper disclosure as detailed below for December 31, 2007.

Controls & Procedures

Evaluation of disclosure controls and procedures. The Company’s Chief Executive Officer (CEO) and Chief Financial Officer (CFO) have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by the Annual Report (the “Evaluation Date”). They have concluded that, as of the Evaluation Date, these disclosure controls and procedures were not effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities and would be disclosed on a timely basis. The CEO and CFO have concluded that the Company’s disclosure controls and procedures are designed, and are not effective, to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the rules and forms of the SEC. They have also concluded that the Company’s disclosure controls and procedures are not effective to ensure that information required to be disclosed in the reports that are filed or submitted under the Exchange Act are accumulated and communicated to the Company’s management, including the CEO and CFO, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

A. The Company’s management, including its Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives and but are not effective at that reasonable assurance level. However, the Company’s management can provide no assurance that our disclosure controls and procedures or our internal control over financial reporting can prevent all errors and all fraud under all circumstances. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been or will be detected. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

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B. There were no changes in the Company’s internal controls over financial reporting during the three months ended December 31, 2007, that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

4.
Please consider whether managements failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of December 31, 2007 and revise your disclosure as appropriate.

Response: The Company advises the Staff that there were no changes in the Company’s internal control over financial reporting that occurred during the period ended December 31, 2007 that materially affected, or was reasonably likely to materially affect, the Company’s internal control over financial reporting, but was not properly disclosed by the Company in its 10-K filing. The Company confirms that in future filings with the Commission, we will disclose any change in internal control that occurred during the quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

5.
We note your statement that your management concluded that your disclosure controls and procedures were effective “in ensuring that material information relating to the Company with respect to the period covered by this report was made known to them.” This definition differs from what is called for under Rule 13a-15(e) of the Exchange Act. Revise to clarify, if true, that your officers concluded that information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that information required to be disclosed in the reports that file or submit under the Exchange Act is accumulated and communicated to your management, including your chief financial, to allow timely decisions regarding required disclosure.

Response: Please reference comment No 3 response, under the subheading Controls and Procedure, which more clearly defines what is called for under Rule 13a(15(e).

6.
We note your disclosure that “there have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls subsequent to January 1, 2008.” Please note that Item 308(c) of the Regulation S-B requires that you disclose any changes to your internal controls over financial reporting during the last fiscal quarter (or the fourth quarter in the case of the annual report) that materially affected, or are reasonably likely to materially affect, internal controls over financial reporting. Please confirm that, during the quarter ended December 31, 2007 there were no changes to your internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting and revise your Item 308© disclosures.

11 Oval Drive, Suite 200B Islandia, NY 11749
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Response: There were no changes in the Company’s internal controls over financial reporting during the three months ended December 31, 2007, that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

Consolidated Statements of Stockholders Deficit, pages F-6 and F-7

7.	Tell us the nature of the amounts included in the “Net deficit acquired in Anywhere MD” line item and identify the accounting literature upon which the amount and classification is based.

Response: During 2007, the Company acquired a majority interest in Anywhere MD through the acquisition of stock. The net deficit acquired relates to prior accumulated deficits of Anywhere MD that were acquired. These deficits were presented as a separate line item within the Consolidated Statements of Stockholders’ Deficit.

Consolidated Statements of Cash Flows, page F-8

8.	Tell us the nature of amounts included in the “Minority Interest” line item and identify the accounting literature upon which the amount and classification is based.

Response: During 2007, the Company acquired a majority interest in Anywhere MD through the acquisition of stock. The minority interest represents the ownership of Anywhere MD that was not held by the Company.

Notes to Consolidated Financial Statements

9.
We note your acquisition of Anywhere MD during 2007. It does no appear that your footnotes include the disclosures required by paragraph 51 of SFAS 151. Please revise to provide these disclosures to tell us why you do not believe a revision is necessary.

Response: In November 2004, the FASB issued SFAS No. 151 "Inventory Costs-an amendment of ARB No. 43, Chapter 4" ("FAS 151"). FAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) to require that these items be included as current-period charges and not included in overhead. In addition, FAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions in FAS 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We are in the process of evaluating the requirements of FAS 151, but do not expect the adoption of FAS 151 to have a significant effect on our financial statements as Anywhere MD does not have an inventory.

11 Oval Drive, Suite 200B Islandia, NY 11749
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10.
You appear to have acquired proprietary software, AutoDOC, as part of your acquisition of Anywhere MD. Tell us what consideration was given to the identification and valuation of this intangible asset as part of your purchase price allocation. Refer to paragraph 39 of SFAS 141.

Response: In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations (“SFAS 141(R)”) which replaces SFAS 141 and supersedes FIN 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method”. SFAS 141(R) establishes guidelines for how an acquirer measures and recognizes the identifiable assets, goodwill, noncontrolling interest, and liabilities assumed in a business combination. Additionally, SFAS 141(R) outlines the disclosures necessary to allow financial statement users to assess the impact of the acquisition. The Company is currently assessing the impact of adoption of SFAS 141(R) on its results of operations and its financial position, which is expected to be immaterial, and will be required to adopt SFAS 141(R) prospectively for business combinations occurring on or after the first day of the 2009 fiscal year.

Revenue Recognition, page F-12

11.
We note that you derive your revenue primarily from the sale and support of your proprietary software. Please explain how your revenue recognition policies comply with the provisions of SOP 97-2, including whether and how you have established VSOE for the various elements of your multiple-element arrangement and revise your disclosures to reflect your application of this standard.

Response:

The Company recognizes and records revenue in accordance with the following:

Our revenue, to date, has been derived from the sales of our software and software-related services. Revenue is recognized in accordance with the provisions of Staff Accounting Bulletin (SAB) No. 104 “Revenue Recognition in Financial Statements”, which states that revenue is realized or realizable and earned when all of the following criteria are met:

•	persuasive evidence of an arrangement exists,

•	delivery has occurred or services have been rendered,

•	the seller’s price to the buyer is fixed or determinable, and

•	collectability is reasonably assured.

11 Oval Drive, Suite 200B Islandia, NY 11749
(631) 342-8800

These conditions are typically met upon installation of the software.   In addition, the Company also charges a monthly maintenance and support fee, which is recognized as revenue at the beginning of each month.

The Company recognizes its multiple element arrangements, including software and software-related services, using the residual method under SOP 97-2, “Software Revenue Recognition,” as amended by SOP No. 98-4, SOP 98-9 and clarified by SAB 104 “Revenue Recognition” and Emerging Issues Task Force 00-21 “Accounting for Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). Key factors in the Company’s revenue recognition model are management’s assessments that installation services are essential to the functionality of the Company’s software whereas implementation services are not; and the length of time it takes for the Company to achieve its delivery and installation milestones for its licensed software. If the Company’s business model were to change such that implementation services are deemed to be essential to the functionality of the Company’s software, the period of time over which the Company’s licensed software revenue would be recognized would lengthen. The Company generally recognizes revenue from the sale of its licensed software and related installation services upon the date of installation. Generally, delivery and installation are achieved in the quarter the contracts are executed, generally within a month. If the period of time to achieve the Company’s delivery and installation milestones for its licensed software were to lengthen, its milestones would be adjusted and the timing of revenue recognition for its licensed software could materially change.

Note 9 - Stockholders Equity, pages F-20 - F-22

12.
We note that you have issued two classes of common stock. Revise to provide a summary of the rights and privileges associated with each, including whether there are any differences between the two classes with regard to such rights and privileges. Refer to paragraph 4 of SFAS 129. Additionally, ensure that you present EPS for each class of common stock pursuant to 61d of SFAS 128 and EITF 03-6.

Response:

The Company has one class of preferred stock and two classes of common stock. The Company’s Class A common stock entitles the holder to one vote per share and has a par value of $0.001 per share. The Company’s Class B common stock entitles the holder to zero votes per share and also has a par value of $0.001 per share.

We will will expand relevent disclosures accordingly in future filings with the Commission.

13.	Revise to provide all of the disclosure required by paragraph A240 of SFAS 123R.

11 Oval Drive, Suite 200B Islandia, NY 11749
(631) 342-8800

Response:

In 2004, we adopted SFAS 123R, which requires us to recognize compensation expense for all share-based payments made to employees based on the fair value of the share-based payment on the date of grant. We elected to use the modified prospective method for adoption, which requires compensation expense to be recorded for all unvested stock options and restricted shares beginning in the first quarter of adoption. For all unvested options outstanding as of October 1, 2004, the previously measured but unrecognized compensation expense, based on the fair value at the original grant date, is recognized on an accelerated basis in the Consolidated Statements of Operations over the remaining vesting period. For share-based payments granted subsequent to October 1, 2004, compensation expense, based on the fair value on the date of grant, is recognized in the Consolidated Statements of Operations on an accelerated basis over the vesting period. In determining the fair value of stock options, we use the Black-Scholes option pricing model that employs the following assumptions:

•	Expected volatility—based on the weekly historical volatility of our stock price, over the expected life of the option.

•	Expected term of the option—based on the vesting terms and the contractual life of the respective option.

•	Risk-free rate—based upon the rate on a zero coupon U.S. Treasury bill, for periods within the contractual life of the option, in effect at the time of grant.

•	Dividend yield—calculated as the ratio of historical dividends paid per share of common stock to the stock price on the date of grant.

Our stock price volatility and option lives involve management’s best estimates at that time, both of which impact the fair value of the option calculated under the Black-Scholes methodology and, ultimately, the expense that will be recognized over the life of the option.

The fair value of most of our restricted shares is based on the price of a share of our Class A common stock on the date of grant. Our performance-based awards of restricted shares and restricted share units are based on the price of a share of our Class A common stock on the date the award is approved and marked to market at each reporting period if we believe it is probable that the performance criteria will be met. Once the performance criteria are met, these awards will be granted and the fair value will be based on the share price at that date. The fair value of our grants of restricted shares and restricted share units that are subject to hold provisions is discounted for the lack of marketability due to such post-vesting restrictions.

SFAS 123R also requires that we recognize compensation expense for only the portion of options or restricted shares that are expected to vest. Therefore, we apply estimated forfeiture rates that are derived from historical employee termination behavior using a stratified model based on the employee’s position within the Company and the vesting period of the respective stock options or restricted shares. If the actual number of forfeitures differs from those estimated by management, additional adjustments to compensation expense may be required in future periods.

11 Oval Drive, Suite 200B Islandia, NY 11749
(631) 342-8800

Certifications

14.
We note that you have filed an outdated form of the certification required by Exchange Act Rule 13a-14(a). Revise to provide certifications that conform to the language currently required by Rule 13a-14(a).

Response: We have updated the certifications to conform with Exchange Act Rule 13a-14(a) which are outlined below. The Company will utilize the forms below for all future filings.

31.1 SECTION 302 CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Ray Vuono, certify that:

1. I have reviewed this 10-K of MedLink International, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 and 15d-15) for the registrant and have:

(a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (the "Evaluation Date"); and

(c) Presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

11 Oval Drive, Suite 200B Islandia, NY 11749
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(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: September 19, 2008	/s/ Ray Vuono Ray Vuono Chief Executive Officer

31.2 SECTION 302 CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, James Rose, certify that:

1. I have reviewed this 10-K of MedLink International, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 and 15d-15) for the registrant and have:

(a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (the "Evaluation Date"); and

(c) Presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

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(a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: September 19, 2008	/s/ James Rose James Rose Chief Financial Officer

SECTION 906 CERTIFICATION OF CHIEF EXECUTIVE OFFICER
Exhibit 32.1

CERTIFICATIONS PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)

In connection with the Annual Report of MedLink International, Inc., a Delaware corporation (the “Company”), on Form 10-K for the year ended December 31, 2007, as filed with the Securities and Exchange Commission (the “Report”), Ray Vuono, Chief Executive Officer of the Company, does hereby certify, pursuant to § 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350), that to his knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Ray Vuono
Ray Vuono Chief Executive Officer September 19, 2008

[A signed original of this written statement required by Section 906 has been provided to MedLink International, Inc. and will be retained by MedLink International, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.]

11 Oval Drive, Suite 200B Islandia, NY 11749
(631) 342-8800

SECTION 906 CERTIFICATION OF CHIEF FINANCIAL OFFICER
Exhibit 32.1

CERTIFICATIONS PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)

In connection with the Annual Report of MedLink International, Inc., a Delaware corporation (the “Company”), on Form 10-K for the year ended December 31, 2007, as filed with the Securities and Exchange Commission (the “Report”), James Rose, Chief Financial Officer of the Company, does hereby certify, pursuant to § 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350), that to his knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ James Rose
James Rose Chief Financial Officer September 19, 2008

[A signed original of this written statement required by Section 906 has been provided to MedLink International, Inc. and will be retained by MedLink International, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.]

******
As requested, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other members of the Staff have any further questions or comments concerning these responses, please telephone the undersigned at (631) 342-8800 with any questions or if there is any additional information that you need.

Sincerely,

/s/ Ray Vuono
Ray Vuono President and Chief Executive Officer

11 Oval Drive, Suite 200B Islandia, NY 11749
(631) 342-8800